UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

SCHEDULE 14F-1

World Wide Motion Pictures Corporation
(Exact name of registrant as specified in its corporate charter)

2120 Main Street, Suite 180, Huntington Beach, CA 92648
(Address of principal executive offices)

Commission File No.: 0-27454

Michigan	33-0081215
(State of Incorporation)	(IRS Employer Identification No.)

(714) 960-7264
(Registrant's telephone number)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about December 31, 2005 to the holders of record of common stock, par value $0.001 per share (the "common stock"), of World Wide Motion Pictures Corporation, a Michigan corporation (the "Company", "We" or the "Registrant") as of the close of business on October 30, 2005. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

On October 14, 2005,  the Company entered into a Share Exchange Agreement (the "Agreement") with  Buckeye Ventures, Inc., a Nevada corporation ("Buckeye") which action was taken subject to and based upon the consent of the holders of a majority of the Company's common stock. Pursuant to the Agreement, the Company will have issued, issue, or cause to be issued upon closing a total of 79,792,001 restricted shares of the Company's common stock and 796,869 shares of preferred stock, representing 80.0% of the Company’s outstanding capital stock on such date, to Buckeye's shareholders in exchange for all outstanding shares of Buckeye. You are receiving this Information Statement as a result of the execution of the Agreement. As a result of the Agreement, the shareholders of Buckeye will become the holders of the majority of the outstanding shares of common stock of the Company and will be in control of the Company. At the closing of the Agreement, the majority of the Company's Board of Directors consisting of Charles Bailey, A. Robert Sobolik, Larry Epstein, John R. Woodward, George T. Lindsey, James J.Aitken, John D. Foley, Robert E. Capps, Jr., Lewis O'Neil, Benjamin Whitfield Jr., Brendan Cahill, Alex Trebek, Shirley M. Curtis, Robert Lisnow, Fred Baron, Charles Newirth, Linda Fausey will have resigned, except Paul D. Hancock and Larry Epstein who will remain on the Board of Directors.

At that time Alan Mintz, Larry Weinstein, Alfred Roach and Adam Taylor will be elected as new Officers and Directors and shall together with Paul Hancock and Larry Epstein constitute the entire Board of Directors. Upon the closing of the Agreement, the Company will change its name to Buckeye Ventures, Inc. and the present business of the Company will be operated as a subsidiary under the name World Wide Motion Pictures Corporation. Commensurate with this action, the resigning Board members will be reinstated as members of the Board of Directors of the subsidiary. Because of the execution of the Agreement and the change in the composition of our Board of Directors there will be a change in control of our company on the date the transactions are completed.

As of October 30, 2005, we had outstanding 29,225,152 shares of common stock, our only class of voting securities that would be entitled to vote for Directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one (1) vote. As a condition to the Agreement, the majority of shareholders that constitutes 18,924,505 shares or 64.75% of the common stock of the Company have executed a majority shareholder consent pursuant to Michigan law.

Pursuant to the terms of the Agreement, the Company has agreed at the final closing, which shall be at least ten (10) days after the filing of this Information Statement, to elect Alan Mintz, Larry Weinstein, Alfred Roach and Adam Taylor to the Company's Board of Directors, and to accept the resignations of Charles Bailey, A. Robert Sobolik, John R. Woodward, John R. Woodward, George T. Lindsey, James J.Aitken, John D. Foley, Robert E. Capps, Jr., Lewis O'Neil, Benjamin Whitfield Jr., Brendan Cahill, Alex Trebek, Shirley M. Curtis, Robert Lisnow, Fred Baron, Charles Newirth, Linda Fausey as Officers and Directors. These changes to the Board of Directors and Officers of the Company will not take effect until at least ten (10) days after this Information Statement has been filed with the U.S. Securities and Exchange Commission and mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Agreement is anticipated to close in December 2005. As a result of the Agreement, there will be a change of control of the Company. No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten (10) days prior to the change in a majority of the Company's Directors otherwise than at a meeting of the Company's shareholders.

THE BUSINESS OF THE COMPANY

The principal business of the Company is the development, financing, production, purchasing and marketing/distribution of feature films/video productions and various other forms of filmed and/or televised entertainment. In addition, the Company and its Associates produce/co-produce documentaries, docudramas, industrial films, and specialty television productions for consumption by the general public. Feature films and short subject projects completed and/or marketed by the Company are generally rented or sold to national and international theater chains, independent television stations and television networks. Revenue can be generated from a variety of sources. The three basic sources are: (1) theatrical exhibition pursuant to agreements which generally provide for payment by the exhibitors of a percentage of box office receipts with or without a guarantee of a fixed minimum, (2) licensing to television networks, regional broadcasters and syndicated arrangements pursuant to agreements which provide for a fixed license fee payable in periodic installments; and (3) wholesale of film/video product to national and regional home video outlets encompassing both foreign and domestic markets pursuant to a fixed retail rental formula. Substantial additional profits may also accrue from ancillary exploitation of media product including satellite broadcast, merchandising, literary rights and related paraphernalia. The Company also has periodically entered into divirsified businesses through its wholly-owned subsidiaries. Upon the closing of the Agreement, the Company will change its name of Buckeye Ventures, Inc. and the present business of the Company will be operated as a wholly-owned subsidiary under the name "World Wide Motion Pictures Corporation."

BUSINESS OF BUCKEYE

Buckeye Ventures, Inc., a Nevada corporation ("Buckeye") was formed by Alan Mintz and Larry Weinstein in June 2005 for the purpose of acquiring and operating businesses in the Heating Ventilation and Air Conditioning (HVAC) and plumbing industries. Buckeye's objective is to create a national brand for the consumer in their industry. Buckeye plans to acquire, integrate and grow these residential service companies using established systems and procedures to be carried out by an experienced management team. Buckeye believes that these low risk, high margin businesses will benefit from best practices and synergies of multiple locations nationwide with the potential to realize significant appreciation.

Buckeye acquired its first residential service location in Boston, which has approximately $4.7 million in revenues, and also has signed Letters of Intent to acquire companies in San Diego, Tampa and Las Vegas. Negotiations are underway to acquire additional businesses in Phoenix, Tucson, Sacramento and San Francisco with combined annual revenues in excess of $35 million. Buckeye has assembled a management team that includes experienced executives and operators in this industry, with years of combined experience on the management and operations side of large multi-location companies. The market for these residential HVAC and plumbing service businesses, while currently a very fragmented industry, is estimated to be a $50 billion dollar industry. The Company’s plan is to seek to become a significant factor in the industry by providing many small and mid-sized local and regional operators with the opportunity to become part of a growing national conglomerate that is a public reporting company. Buckeye's management team has the expertise to consolidate its planned and future acquisitions and develop effective and cost efficient ways of working within its industry. Buckeye has devoted more that a year and a half developing the underlying model including the addition of key executives, securing early acquisitions and building strong industry relationships that puts Buckeye in a position for profitable growth.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

1. Voting Securities of the Company

On October 30, 2005, there were 29,225,152 shares of common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Therefore, holders of a majority of the shares of common stock voting for election of Directors can elect all of the Directors. A vote by at least 50% of holders of the Company’s outstanding shares is required to effectuate the Agreement.

2. Security Ownership of Certain Beneficial Owner and Management

The sole class of voting equity securities of the Company outstanding is the common stock. The following table sets forth, as of October 30, 2005, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	James J. Aitken, Vice President, Director 12199 55th Ave. Remus, MI 49340	200,000	0.68%
Common Stock	Charles C. Bailey, Chairman of the Board 14250 Royal Harbour Court Fort Myers, FL 33908	150,000	0.51%
Common Stock	Fred Baron, Director 531 N. Lillian Way Los Angeles, CA 90004	80,000	0.27%
Common Stock	Brendan Cahill, Director 13816 Bora Bora Way Marina Del Rey, Ca 90292	100,000	0.34%
Common Stock	Robert E. Capps, Jr., Director c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	318,750	1.09%
Common Stock	Larry Epstein, Esq.., Secretary and Director 11733 Baird Ave. Northridge, CA 91326	405,333	1.39%
Common Stock	Linda Fausey, Esq., Director 328 N. Walnut Lansing, MI 48933	50,000	0.17%
Common Stock	John D. Foley, Director c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	100,000	0.34%
Common Stock	Paul D. Hancock, President/C.E.O and Director 6246 Seabourne Drive Huntington Beach, CA 92648	9,363,384	32.04%
Common Stock	George T. Lindsey, Vice President and Director 3218 S. 101st St. Omaha, NE 68124	138,550	0.47%
Common Stock	Robert Lisnow, Esq.,Director 10866 Wilshire Blvd. Los Angeles, CA 90024	45,000	0.15%
Common Stock	Charles Newirth, Director c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	75,000	0.26%
Common Stock	Lewis O'Neil, Director c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	100,000	0.34%
Common Stock	John R. Woodward, Vice President and Director 850 Alabama Dr., Rte. 2 Lone Pine, CA 93545	160,014	0.55%
Common Stock	A. Robert Sobolik, Executive Vice President, Treasurer and Director 132 Ascot Place Grass Valley, CA 95940	150,000	0.51%
Common Stock	Shirley M. Curtis, Director 5459 E. Suncrest Road Anaheim, CA 92807	40,000	0.14%
Common Stock	Alex Trebek, Director c/o 2120 Main St., Ste 180 Huntington Beach, CA 92648	70,000	0.24%
Common Stock	Benjamin Whitfield, Jr., Esq., Director 9000 E. Jefferson Detroit, MI 48214	61,200	0.21%
Common Stock	Brian J. Patnoe, Beneficial Owner c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	1,202,300	4.11%
Common Stock	Richard W. Linford, Trustee, Beneficial Owner [FBO APFS & WWMPC RE: 9/10/04 MOU] c/o 2120 Main St., Suite 180 Huntington Beach, CA 92648	1,500,000	5.13%
Common Stock	All Officers and Directors as a group (18 people)	11,607,231	39.72%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

3. Changes in Control

A change in control of the Company will result upon the completion and closing of the Agreement between the Company, Buckeye and the Buckeye shareholders. The following sets forth the names and ages of the newly appointed Directors, nominees and Executive Officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or Executive Officer. The Directors serve terms as indicated or until their successors are elected.

Alan Mintz - Mr. Mintz, age 56, upon the closing of the Agreement, will become the Company's Chairman, President and Chief Executive Officer. During the past two years, Mr. Mintz and Larry Weinstein worked on the development of the business plan of Buckeye to consolidate small and mid sized local and regional and HVAC and plumbing contractors into a national conglomerate. Mr. Mintz has spent more than 35 years working in many areas of the HVAC industry, serving as an HVAC contractor for over 20 years and later served as a mergers and acquisitions consultant to the industry. Mr. Mintz was Western Regional Vice President for ARS, one of the first HVAC consolidators. He started Blue Dot Services for Northwestern Public Services where, as Senior Vice President, he acquired over 100 companies representing more than $500 million in annual revenue. He served as President of One Hour Air Conditioning, which was one of North America’s fastest growing HVAC franchise operations. Mr. Mintz owned and operated a minor league baseball team, was a Cleveland Indians marketing consultant and was appointed by United States Senator George Voinovich, then Mayor of Cleveland, as President of Save Professional Baseball in Cleveland. He helped develop, and was an Associate Producer, on the TriStar film  “Rudy.”

Larry Weinstein - Mr. Weinstein, age 58, upon the closing of the Agreement, will become the Company's Secretary and a Director. During the past two years, Mr. Weinstein worked with Alan Mintz at organizing Buckeye and on the development of the business plan of Buckeye. Mr. Weinstein was Vice President of Strategic Projects at Cybergold (NASDAQ: CGLD), an online direct marketing and incentive company where he was responsible for key client strategic relationships and developing national scale promotion tie-ins. As part of the senior staff team he was involved in taking Cybergold public. Mr. Weinstein has over 20 years of experience in the music industry and conceived and produced a CD-ROM for the United Nations 50th anniversary, overseeing all facets of the project’s design and production working with various UN departments for gathering and assembling content.

Paul Hancock - Mr. Hancock, 49, is an Officer and Director of the Company. He is the founder and developer of its film/television production concept and corporate mission objectives, and has served as President and Chief Executive Officer of the Company since its inception. Prior to and during his tenure with the Company, he has functioned as a production and business advisor to various film financing and production companies and has supervised the development/packaging and production of a wide variety of moderately budgeted/cost-controlled feature film and television projects. Mr. Hancock was responsible for leading one of the first exploratory film finance teams to the Wall Street capital markets in the late 1970's in order to develop and encourage motion picture financing by the investment banking community. He was instrumental in the formulation of entertainment industry relationships specifically in moderate budget feature film production financing with companies such as E.F. Hutton & Co.; Kidder, Peabody and Prudential-Bache Securities. Mr. Hancock has also been a lecturer on various aspects of the entertainment industry, entrepreneurship and finance at university graduate schools of business, seminars and conferences, is a frequent radio talk show guest discussing independent film financing, production and marketing, and is published in various print media encompassing film and television industry topics. He has developed and maintained a specialized expertise in and conducted diverse consulting for motion picture and television financial packaging, specifically for public securities offerings, private sector investments and commercial banking. He was previously employed in a variety of management capacities in the theater and hotel businesses for Farber Enterprises and Ramada Incorporated. Mr. Hancock attended the Cranbrook Academies, Eastern Michigan University, and the University of California at Los Angeles. He belongs to several professional organizations including the Academy of Television Arts and Sciences. Upon the closing of the Agreement, Mr. Hancock will continue to serve as a director of the Company and will be appointed as a President, Chief Executive Officer and a Director of the Company's motion picture subsidiary, which will change its name to World Wide Motion Pictures Corporation.

Larry Epstein - Mr. Epstein, 56, is Secretary of the Company. He is a practicing attorney in Southern California.  He has been a sole practitioner since 1987 specializing in business, family and entertainment law. He was previously involved for three years as Executive Vice President and in-house legal counsel to Cherrystone Pictures, Inc., an independent feature film production company based in Los Angeles, and in that capacity oversaw all corporate and administrative fiduciary responsibilities of the company and orchestrated all documentation for domestic and international co-ventures and related agreements. Prior to his production company involvement, Mr. Epstein was a Senior Partner in the Los Angeles-based law firm of Abouaf, Epstein, Meyers & Gronemeier, specializing in business, tax, and entertainment law. He is a member of the State Bar of California, San Fernando Valley Bar Association, Los Angeles County Bar Association and The American Bar Association. Mr. Epstein has sat for 7 years as special referee and judge for the State Bar of California and is also currently Judge Pro Tem for the Superior Court, State of California, County of Los Angeles.

Alfred Roach, Jr. - Mr. Roach, 61, upon the closing of the Agreement, will be elected as a Director of the Company. He has over thirty-five years of experience in the HVAC industry, having served as an HVAC industry contractor and industry consultant. In 1991 he founded Callahan/Roach & Garofalo, a leading national consulting and training firm specializing in the HVAC industry and continues to be a Principal in that firm. In 1991 Mr. Roach together with his partner, Mr. Mike Garofalo, also founded Callahan/Roach Products & Publications, a leading flat rate pricing system for the HVAC industry. From 1997 to 2000, Mr. Roach served as President of the commercial/industrial division of Group Maintenance of America Corp., a NYSE company. Mr. Roach practiced law in Atlanta, GA from 1972 through 1986.

Adam Taylor - Mr. Taylor, 53, upon the closing of the Agreement, will be elected as a Director of the Company. For more than the past twenty years, Mr. Taylor has specialized in providing consulting services to intellectual property companies, organizations and individuals related to optimizing the economic value of copyrights, trademarks and patents. From 2001 to the present, Mr. Taylor has been President of Associated Production Music, the world's largest music production company, having the largest available collection of original production music. From 1979 to 1989, Mr. Taylor served as the Chief Executive Officer and President of Caswell-Massey, the oldest chemist and perfumers in the U.S., established in 1752. Mr. Taylor also was a founding partner of a firm that developed entertainment properties, including several television series from 1990 to 1996.

4. Audit Committee, Nominating Committee, Compensation Committee.

Not applicable.

5. Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our Directors and Executive Officers by any person or entity for all services rendered in all capacities to us for the fiscal years ended December 31, 2004, 2003, and 2002.

Summary Compensation Table
					Long Term
		Annual Compensation			Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Paul D. Hancock, CEO and President(1)	2004	95,000	---	---	---	3,150000	---
	2003	85,000	---	---	---	1,080,000	---
	2002	70,000	---	---	---	80,000

No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

The Company may pay compensation to its Officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings in which any Director, nominee, Officer or affiliate of the Company, any owner of record or beneficially of more than five (5) percent of any class of voting securities of the Company, or any associate of any such Director, nominee, Officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten (10) percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during or prior to the quarter ended September 30, 2005 was a director, officer, or beneficial owner of more than ten (10) percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the terms of the Share Exchange Agreement, Paul D. Hancock will have his employment agreement with WWMPC renegotiated, and he will become the Chief Executive Officer and President and be authorized to designate the Board of Directors of World Wide Entertainment, Inc., WWMPC's subsidiary, which shall change its name to World Wide Motion Pictures Corporation, and the present business of WWMPC shall be operated in the newly named subsidiary.

No other person contemplated in this transaction has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(a) any Director or Officer of the Company;
(b) any proposed Director or Officer of the Company;
(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s Common Stock; or
(d) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a Director or Officer of any parent or subsidiary.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at www.sec.gov.

Dated: December 15, 2005

By Order of the Board of Directors

By: /s/ Larry Epstein, Secretary
Name: Larry Epstein
Title: Secretary